UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 3, 2019

(Date of Report (Date of earliest event reported))

SMART DECISION, INC.

(Exact name of registrant as specified in its charter)

Wyoming	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1825 Corporate Blvd. NW. Suite 110 Boca Raton, FL 33431	20009
(Address of principal executive offices)	(ZIP Code)

(877) 267-6278

(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

Amendment to Amended and Restated Articles of Incorporation

On August 20, 2019, the Board of Directors of Smart Decision, Inc., a Wyoming corporation (the “Company”), approved an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Amendment”) pursuant to which Series A Convertible Preferred Stock (the “Series A Preferred Stock”) were authorized and designated. On September 3, 2019, the Amendment was filed with the State of Wyoming.

The Amendment designates 50,000 shares of Series A Preferred Stock which are convertible into the Company’s Common Stock at a ratio of one share of Series A Preferred Stock for every 1,000 shares of the Company’s Common Stock. The holders of shares of Series A Preferred Stock (the “Series A Holders”) are not entitled to dividends and the shares of Series A Preferred Stock are convertible at the election of the Series A Holders at any time. The Series A Holders do not have a liquidation preference and are entitled to vote with the holders of the Company’s Common Stock at 1,000 votes per share of Series A Preferred Stock.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART DECISION, INC.

By:	/s/ Adam Green
Name:	Adam Green
Title:	Chief Executive Officer

Date: September 10, 2019